UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES	EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For	the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES	EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For	the transition period from to

Commission File Number: 000-22125

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

DIAMONDCLUSTER INTERNATIONAL, INC. 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

DIAMONDCLUSTER INTERNATIONAL, INC.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

INDEPENDENT AUDITORS’ REPORT

The Trustees of the
DiamondCluster International, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of DiamondCluster International, Inc. 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in the December 31, 2001 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Chicago, Illinois
June 21, 2002

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2001 and 2000

	2001	2000
Assets:
Investments, at fair value:
Schwab Money Market Fund	$587,723	$261,550
Domestic equity funds	11,097,109	10,446,516
International equity funds	1,319,133	1,333,181
Fixed income funds	1,003,572	418,671
Personal Choice Account investments	8,005,531	8,705,967
Participant loans	311,945	274,107

Total investments	22,325,013	21,439,992
Cash and cash equivalents	29,481	30,643
Contributions receivable from participants	—	137,541
Interest receivable on participant loans	—	1,036
Dividends receivable	3,832	2,019

Net assets available for plan benefits	$22,358,326	$21,611,231

See accompanying notes to financial statements.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Interest income	$15,007	$120,192
Dividend income	387,659	1,566,953
Contributions:
Participants	4,966,286	4,395,026
Rollover	497,774	2,102,371
Interest on participant loans	27,047	20,561
Transfers to Plan	74,624	—

Total additions	5,968,397	8,205,103

Deductions from net assets attributable to:
Benefits paid to participants	1,172,120	1,061,166
Net depreciation in fair value of investments	4,023,148	8,370,616
Trustee/recordkeeper fees	20,730	13,766
Other expenses	5,304	18,510

Total deductions	5,221,302	9,464,058

Increase (decrease) in net assets available for plan benefits	747,095	(1,258,955)
Net assets available for plan benefits:
Beginning of year	21,611,231	22,870,186

End of year	$22,358,326	$21,611,231

See accompanying notes to financial statements.

DIAMONDCLUSTER INTERNATIONAL , INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

(1)    Description of Plan

The following brief description of the DiamondCluster International, Inc. 401(k) Plan (formerly the Diamond Technology Partners Incorporated 401(k) Plan) (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information. The Plan was amended in its entirety and restated effective October 5, 1998.

(a)    General

The Plan is a voluntary defined contribution plan for all eligible employees of DiamondCluster International, Inc. (the Company) who meet the minimum age and service requirements specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The number of employees participating in the Plan totaled 717 and 896 at December 31, 2001 and 2000, respectively.

(b)    Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined–benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers seven mutual funds as investment options. In addition, participants may also direct a percentage of their contribution into a self-directed brokerage account. Additional amounts may be contributed at the option of the Plan’s trustees. Contributions are limited in accordance with Internal Revenue Service regulations. No Company contributions have been made to date.

(c)    Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Company contributions, if any, and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)    Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Any Company contributions are also immediately vested.

(e)    Payment of Benefits

On termination of service due to death, disability, or retirement, and if the vested account balance exceeds $5,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the designated beneficiary. If the vested account balance is less than $5,000, the beneficiary will receive a lump-sum distribution.

For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump–sum distribution.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(f)    Administrative Expenses

Administrative expenses amounting to $15,620 and $12,800 in 2001 and 2000, respectively, have been directly paid by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.

(g)    Participant Loans

Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years, and may extend to up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the plan administrator. Interest rates on loans outstanding at December 31, 2001 range from 6.0% to 10.5%. Principal and interest due on loans are paid ratably through bimonthly payroll deductions.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(c)    Investment Valuation and Income Recognition

The assets of the Plan are held by the plan custodian. The Plan’s investments are recorded at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Participant loans are valued at cost, which approximates fair value. Interest and dividend income on investments is recognized as earned.

(d)    Payment of Benefits

Benefits are recorded when paid.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(3)    Investments Exceeding 5% of Net Assets

The Plan’s individual investments that represented 5% or more of net assets available for plan benefits as of December 31, 2001 and 2000 are as follows:

	December 31
Description	2001	2000
Baron Asset Fund	$3,210,952	$3,054,632
Founders Growth Fund	3,234,071	3,519,067
Ivy International Fund	1,319,133	1,333,181
Schwab 1000 Fund	3,849,819	3,288,129
Schwab Money Market Fund	2,573,462	2,015,988

The amounts reflected in the table above as of December 31, 2001 and 2000 include shares of the Baron Asset Fund and Schwab Money Market Fund held in Personal Choice Accounts.

During 2001, the Plan’s investments (including investments bought and sold, as well as held during the year) depreciated in value as follows:

Domestic equity funds	$(2,046,256)
International equity funds	(310,434)
Fixed income funds	8,993
Personal Choice Account investments	(1,675,451)

$(4,023,148)

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(4)    Tax Status

The Plan obtained its latest determination letter on May 15, 1997 in which the Internal Revenue Service informed the Company that the Plan, as amended on December 13, 1996, is designed in accordance with the applicable sections of the Internal Revenue Code (IRC), including the amendments required by the Tax Reform Act of 1986. The Plan has been amended and restated since receiving the determination letter. However, the Plan’s trustees and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)    Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theTrustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized in the City of Chicago, State of Illinois, on June 26, 2002.

DIAMONDCLUSTER INTERNATIONAL, INC.401(K) PLAN (NAME OF PLAN)

By:	/s/ MELVYN E. BERGSTEIN
Melvyn E. Bergstein Trustee

By:	/s/ MICHAEL E. MIKOLAJCZYK
Michael E. Mikolajczyk Trustee

By:	/s/ KARL E. BUPP
Karl E. Bupp Trustee

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001

Description of investment	Number of shares or face value	Fair value
Money market funds:
Schwab Money Market Fund	587,723	$587,723

Total money market funds	587,723	587,723

Domestic equity funds:
Baron Asset Fund	72,116	3,206,292
Founders Growth Fund	307,129	3,234,071
Investco Total Return Fund	32,264	806,927
Schwab 1000 Fund	120,495	3,849,819

Total domestic equity funds	532,004	11,097,109

International equity funds:
Ivy International Fund	63,757	1,319,133

Total international equity funds	63,757	1,319,133

Fixed income funds:
Strong Government Securities Fund	93,009	1,003,572

Total fixed income funds	93,009	1,003,572

Personal Choice Account mutual funds and unit investment trusts:
Alger Mid Cap Growth Portfolio, Cl A	613	4,724
American Century Equity Growth Fund	2,653	51,047
American Century Income & Growth Fund	329	9,001
American Century International Growth Inv	106	849
American Century Small Cap Value Fund	229	1,838
Amerindo Technology Fund	633	3,640
Ameristock Fund	160	6,545
Artisan International Fund	296	5,442
Baron Asset Fund	105	4,660
Bear Stearns Insiders Select Portfolio	60	954
Berger New Generation Fund	830	6,303
Bjurman All Cap Growth Fund	2,174	23,043
Boston Partners Samll Cap Value	237	4,222
Buffalo Small Cap Fund	96	1,924
Calamos Growth Fund Cl A	177	6,635
Clipper Fund	61	5,067
Cohen & Steers Realty Shares	1,019	45,261
Credit Swisse Global Health Science Fund	124	2,479
Deutsche Micro Cap Investment Class	592	12,245
Diamonds Tr Ser	200	20,004
Dresdner RCM Biotech Fund	203	5,571
Dreyfus Intermediate Term Inc Fund	189	2,399
Dreyfus Midcap Index Fund	575	12,102

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Dreyfus Premier Tech Growth Cl A	240	$6,011
Dreyfus Short-term Income Fund	1,663	19,784
Eaton Vance Trade Worldwide Health Science Fund	2,031	20,983
Federated International Small Co. Fund	47	829
Federated Mid-Cap Fund	298	5,046
Fidelity Growth Fund	626	33,324
Firsthand Communications Fund	1,197	3,987
Firsthand Technology Value Fund	445	18,349
Fountainhead Special Value Fund	160	2,982
Gabilli Growth Fund	326	9,346
Host Marriott Corp Reit	84	759
Investo Health Sciences Fund	64	3,235
Invesco S&P 500 Index Fund	766	9,299
Invesco Small Co Growth	288	3,496
Invesco Strat Financial	88	2,397
Invesco Technology II	50	1,631
Invesco Telecommunications Fund	134	2,233
Ishares Tr Nasdaq Bio Fund	93	8,468
Janus Balanced Fund	142	2,786
Janus Core Equity Fund	3,479	62,544
Janus Enterprise Fund	60	1,927
Janus Fund	2,395	58,923
Janus Global Life Science Fund	1,089	19,130
Janus Global Technology Fund	2,343	28,445
Janus Global Value	100	1,073
Janus Growth & Income	2,503	75,008
Janus Mercury Fund	1,663	34,574
Janus Olympus Fund	219	6,113
Janus Orion Fund	125	746
Janus Overseas Fund	531	10,778
Janus Special Situation Fund	619	9,197
Janus Strategic Value Fund	545	5,047
Janus Twenty Fund	28	1,090
Janus Worldwide Fund	453	19,873
Latin American Discovery Fund	500	4,850
Liberty Acorn Foreign Forty Z	213	2,581
Manager Special Equity Fund	219	15,427
Meridian Value Fund	315	10,217
MFS Mass Investors Growth	501	6,463
Millennium Growth & Income Fund	91	567
Montgomery Emerging Markets Fund	169	1,460

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Morgan Stanley Inst Tr Small Cap Gr	47	$1,394
Muhlenkamp Fund	136	7,283
Munder Netnet Fund Cl A	51	911
Nasdaq 100 Shares unit investment trusts	3,060	119,065
Navellier Large Cap Growth Fund	140	2,321
Navellier Mid Cap Growth	85	1,917
Oakmark Equity Income Fund	66	1,232
PBHG Clipper Focus PBHG Cl	152	2,301
PBHG Large Cap Growth Fund	79	1,634
PBHG Large Cap Value Fund	139	1,902
PBHG Large Cap 20 Fund	349	5,677
PBHG Technology & Communications Fund	51	838
Pin Oak Aggressive Stock Fund	54	1,301
Roberts Reality Investors	400	2,728
Rowe T Price Emerging	791	8,159
Royce Micro Cap Fund	2,375	28,148
RS Emerging Growth Fund	751	24,045
Rydex Biotechnology Fund	246	6,093
Schwab Capital Small-cap Index Fund	155	2,712
Schwab Intl Index Fund	353	4,431
Schwab Mkttrk All Equity	252	2,428
Schwab S&P 500 Inv Shs	3,236	57,221
Schwab Total BD Mkt Index Fund	1,604	16,009
Schwab Total Stock Market Inv	1,882	33,943
Scudder International Fund	1,001	36,700
Scudder Technology Innovation Fund	96	1,511
Sector Spdr Energy Select	76	2,029
Sound Shore Fund	205	6,264
Spectra Fund	194	1,356
Spdr Trust Unit Series 1	524	59,811
SSGA Growth & Income Fund	1,905	37,788
SSGA International Growth & Opportunities Fund	1,191	10,894
SSGA Special Equity Fund	1,145	11,569
Sterling Partners Small Cap Value Fund	488	7,267
Strong Advantage Fund	284	2,770
Strong Large Cap Growth Fund	2,283	53,769
S & P Midcap 400 Unit Ser	30	2,784
T. Rowe Price Media & Telecom Fund	106	2,129
T. Rowe Price Science & Technology Fund	659	13,779
Templeton China World Fund	210	1,651
Templeton Dragon Fund	2,204	16,509

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Third Avenue Value Fund	28	$1,010
Thompson Plumb Growth Fund	84	3,725
Thornburg Value Fund Cl A	516	14,817
UMB Scout Worldwide Fund	260	4,846
Vanguard Growth Index Fund	4,524	119,476
Vanguard Health Care Fund	9	1,097
Vanguard Index Trust Small-Cap Stock	209	4,138
Vanguard Index Trust 500 Portfolio	305	32,342
Vanguard World US Growth Portfolio	87	1,644
Weitz Partners Value Fund	152	3,171
Weitz Value Portfolio	91	3,126
Westport Small Cap Fund	356	6,918
White Oak Growth Stock	156	5,994
William Blair International Growth Fund	576	8,920
Wilshire 5000 Index-Investment	189	1,721

Total Personal Choice Account mutual funds and unit investment trusts	75,160	1,582,151

Personal Choice Account common and preferred stocks:
AT&T Corporation	1,409	25,554
AT&T Wireless Servies	499	7,171
Abercrombie & Fitch Cl A	435	11,541
Agilent Technologies, Inc.	38	1,083
Akamai Technologies	150	891
Alliance Semiconductor Corp.	200	2,416
Amazon.com Inc.	400	4,328
American Express Co.	900	32,121
American Home Products	27	1,649
American International Group	792	62,888
Amgen Incorporated	200	11,288
Ampal-Amern Israel, Cl A	400	2,280
Amphenol Corp, Cl A	50	2,402
Analog Devices	30	1,332
Anheuser Busch Company, Inc.	57	2,563
AOL Time Warner, Inc.	3,171	101,789
Apple Computer, Inc.	150	3,285
Applied Materials, Inc.	40	1,604
Apropos Technology, Inc.	100	245
Arch Wireless, Inc.	479	6
Ariba, Inc.	747	4,602
Art Technology Group, Inc.	500	1,740
Artemis International Solutions	185	9
Asia Global Crossing	1,000	1,190

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Atlas Air Inc.	175	$2,563
Atmel Corp.	800	5,896
Autobytel.com, Inc.	3,500	6,037
Avanex Corp.	1,274	7,517
Avaya Inc.	17	207
Bank of America Corp.	87	5,508
Bank One Corp.	86	3,347
Bea Systems, Inc.	312	4,805
Berkshire Hathaway, Inc., Cl B	31	78,275
Biogen	100	5,735
Biopure Corp.	50	710
Biovail Corp.	100	5,625
Black Box Corp.	115	6,081
Blue Martini Software Inc	50	150
Boeing Company	51	1,960
Boston Scientific Corp	200	4,824
BP Amoco Plc Adr	50	2,325
Breakaway Solutions Inc	245	4
Bristol Myers Squibb Co.	311	15,862
Broadvision Inc.	145	397
Brokat Akt Adr	27	—
Bsch Finance	130	3,334
Business Objects	75	2,535
B2B Internet Holders Tr.	400	2,052
CMGI Inc.	1,366	2,227
CVS Corp.	50	1,480
Cadbury Schweppes	300	7,614
Callaway Golf Company	50	957
Capital One Financial Company	40	2,159
Cardinal Health Inc.	150	9,699
Caremark Rx Inc.	120	1,957
Caterpillar, Inc.	118	6,175
Cerner Corp.	2,446	122,129
Charter Communications	2,000	32,860
Chesapeake Energy Corp.	310	2,049
Chevrontexaco Corp.	85	7,659
Chromavision Med Sys Inc.	577	2,591
Ciena Corp	200	2,862
Cisco System Inc.	8,608	155,891
Citigroup Inc.	1,188	59,991
Citrix Systems	45	1,020

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Clark Bardes Holdings Inc.	100	$2,523
Coca-Cola Company	435	20,523
Columbia Labs, Inc.	6,200	21,390
Comfort Sys USA, Inc.	300	1,110
Commerce One Inc.	300	1,071
Compaq Computer Corp.	694	6,770
Computer Associates Intl, Inc.	101	3,474
Concur Technologies, Inc.	4,200	7,749
Conoco Inc.	515	14,577
Corning Inc.	1,129	10,079
Corvis Corporation	2,150	6,944
Cray Inc.	600	1,122
Crescent Real Estate Eq Tr	160	2,898
Critical Path Inc.	125	342
Crown Castle Intl Corp.	50	534
Curon Medical Inc.	2,000	8,800
Cybear Group	6	2
Cymer Inc.	200	5,346
Cypress Semiconductor Corp.	620	12,357
Data Return Corp.	250	362
Dell Computer Corporation	970	26,365
Delta Airlines	200	4,210
Demegen Inc	1,500	435
DiamondCluster International, Inc. Cl A *	35,303	462,469
Digex Inc.	400	1,196
Digitalthink Inc.	50	540
Divine Inc.	83	61
DocuCorp. Intl, Inc.	964	5,977
Drkoop.Com, Inc.	100	—
Duke Energy Corporation	256	10,057
Dura Auto System Inc. Cl A	2,000	22,000
Dynergy Inc. Cl A	100	2,550
EMC Corp. Massachusetts	1,684	22,633
E. Piphany Inc.	8,000	69,680
E Trade Group Inc.	1,014	10,394
Earthfirst Technologies	10,000	900
Ebay Inc.	1,000	66,900
Echelon Corp	450	6,372
Ecom Ecom.Com Inc.	50	17
Edulink Inc.	8,500	123
Egain Communications Corporation	5,000	7,000

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Emerge Interactive Inc.	144	$192
Enron Corp.	520	312
Ericsson Tel Adr. Cl B	275	1,436
Exelon Corporation	100	4,788
Exodus Communications Inc.	650	25
Extreme Networks Inc.	550	7,095
Exxon Mobil Corp.	399	15,688
Federal Mogul Corp.	100	79
Fedex Corporation	40	2,075
Firepond Inc.	100	130
First Chesapeake Finl Corp.	600	180
Fisher Scientific Intl New	400	11,680
Fleet Capital Tr VI	1,000	27,670
Fleet Capital Tr VII 7.2%	200	4,978
Flextronics Intl Ltd.	250	5,998
Focal Communications Corp 07 Wts	126	—
Focal Communications	800	488
Ford Motor Company New	243	3,819
Four Seasons Hotels Inc.	50	2,338
Freemarkets Inc.	359	8,605
Gap Inc.	100	1,400
Gemstar TV Guide Intl	1,750	48,475
General Electric Company	1,127	45,166
General Motors Corp.	376	18,271
Genuity Inc. Cl A	1,000	1,580
Geron Corp	500	4,350
Gillette Co.	961	32,098
Global Grossing Ltd.	600	504
Global LT Telecommun	300	570
Globalstar Telecom Ord.	200	32
Globespan Virata Inc.	204	2,642
Goldman Sachs Group Inc.	700	64,925
Hasbro	100	1,631
Healthextras Inc.	2,100	11,991
Hearme Inc.	300	30
Hewlett Packard Co.	300	6,157
Home Depot Inc.	502	25,608
Hotjobs.com Ltd.	100	1,039
Hycor Biomedical Inc.	2,050	12,362
I-Stat Corporation	100	789
I COS Corporation	100	5,744

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Illinois Tool Works, Inc.	104	$7,067
Inet Technologies Inc.	100	1,057
Infosys Tech Spon Adr	100	6,200
Inhale Therapeutic Systems	50	928
Inktomi Corporation	28	188
Intel Corporation	4,438	139,585
Interactive Data Corporation	15	212
International Rectifier Corporation	500	17,440
Internet Architecture Holders	200	7,670
Internet Capital Group	1,706	2,064
International Business Machines	237	28,668
Intuit	300	12,834
Ipet Holdings Inc.	200	15
Isis Pharmaceuticals	15	333
I2 Technologies, Inc.	900	7,110
I3 Mobile Inc.	3,000	4,470
JDS Uniphase Corp.	3,306	28,696
Johnson & Johnson	545	32,186
Juniper Networks Inc.	30	569
J2 Global Communications New	66	327
KeyCorp Inc. New	100	2,434
Korea Thrunet Ltd. Cl A	360	641
Legato Systems	25	324
Lehman Bros Holdings Inc.	200	13,360
LightBridge Inc.	113	1,373
Lilly Ele & Company	101	7,963
Lionbridge Tech Inc.	200	350
London Pacific Group Adr. F	800	3,168
Loral Space & Communications	1,000	2,990
LSI Logic Corporation	140	2,209
Lucent Technologies Inc.	1,498	9,424
Macromedia	15	267
Manhattan Associates Inc.	150	4,373
Mangistics Group Inc.	700	14,756
Marsh & McLennan Cos Inc.	40	4,298
Marvel Enter Plan WT W 1	5	—
Mattel Inc.	75	1,290
McData Corporation Cl A	26	637
McDonald’s Corp	1	18
McLeod USA Inc Cl A	500	185
MCM Capital Group Inc.	700	182

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Medtronic Inc.	101	$5,154
Mellon Financial Corporation	100	3,762
Merill Lynch & Company Inc.	45	2,345
Metromedia Fiber Network	4,000	1,760
Micromuse Inc.	800	12,000
Microsoft Corp.	4,464	295,740
Midwest Express Holdings	225	3,285
Millennium Pharmactcls	300	7,353
Minnesota Mining & Manufacturing	63	7,481
Miravant Medical Technologies	450	4,325
Mobius Mgmt Sys Inc.	40	120
Momentum Bus Appl Cl A	8	159
Motorola Inc.	400	6,001
MRO Software Inc.	100	2,338
Multex Systems Inc.	100	450
NAHC Inc.	100	—
National Semiconductor Corporation	766	23,585
Neorx Corp.	100	577
Net Perceptions Inc.	31	53
Netegrity Inc.	50	968
Network Appliance Inc.	51	1,115
New Plan Excel Realty Tr Inc.	500	9,525
New York Regl Rail Corp.	1,000	38
Nexcard Inc.	200	104
Nextel Communications	50	548
Nextera Enterprises Inc.	5,300	1,855
Niku Corp.	1,000	1,630
Nokia Corp.	918	22,519
Nortel Networks Cp New F	685	5,138
Northern Trust Corporation	20	1,208
Novell Inc.	1,336	6,132
Nvidia Corp	100	6,690
Nx Networks Inc.	1,700	2
OAO Technology Solutions, Inc.	1,436	3,503
OGE Energy Cap I	800	21,288
Onvia.com Inc.	100	54
Openwave Systems Inc.	70	685
Oracle Corporation	7,313	100,993
Organic Inc.	500	160
PMC Sierra Inc.	45	957
Pac-west Telecomm Inc.	60	33

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Pacificare Health Systems	100	$1,600
Palm Inc.	181	702
PEC Solutions Inc.	200	7,522
Pepsico Inc.	258	12,550
Pervasive Software Inc.	500	1,460
Pfizer Incorporated	1,004	39,991
Philip Morris Companies Inc.	165	7,561
Philips Pete Company	208	12,534
Pilot Network Svcs Inc.	1,000	5
Planetrx.com Inc.	125	6
Portal Software Inc.	20	42
Post Pptys B	400	9,608
Priceline.Com Inc.	10	58
Primax Solutions, Inc.	150	23
Procter & Gamble Co.	211	16,683
Profit Recovery Group Intl Inc.	800	6,520
Public Storage	350	9,121
Qualcomm	97	4,899
Quentra Networks Inc.	600	1
Qwest Communications Intl Inc.	500	7,065
Rare Medium Group Inc.	500	370
Rational Software Cp New	300	5,850
Razorfish Inc. Cl A	245	54
Reliant Energy Inc.	41	1,090
RF Micro Devices Inc.	906	17,422
Robotic Vision Systems Inc.	120	134
Rogers Communication Cl B	50	840
SAP Aktiengesell	50	1,597
SBC Communications Inc.	253	9,907
Safeguard Scientific Inc *	8,259	28,907
Sanchez Computer	272	2,326
Sapient Corporation	562	4,339
Scient Inc.	744	312
Seachange Intl Inc.	1,000	34,120
Semotus Solutions Inc.	600	438
Servicemaster Company	4	49
Siebel Systems, Inc.	2,939	82,233
Silicon Storage Tech.	59	569
Silverado Gold Mines Newf	5,700	547
Sonicblue Inc.	89	360
Southrtrust Corp.	400	9,868

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Southwest Airlines Company	125	$2,310
Staples Inc.	250	4,675
Stonepath Group Inc.	16,668	30,836
Streamline Com Inc.	100	—
Sun Microsystems	6,191	76,149
Sunoco Inc.	260	9,708
Superconductor Tech	10	65
Sybase	69	1,087
Sycamore Networks Inc.	466	2,498
Symantec Corp	35	2,322
Sysco Corporation	300	7,866
S1 Corporation	260	4,207
Tangram Entr Solutions	300	270
Target Corporation	75	3,085
TCSI Corp	95	72
Tellabs, Inc.	1,082	16,187
Terayon Communication Systems	4	33
The Charles Schwab Corp.	787	12,175
3Com Corp	200	1,276
3DFX Interactive Inc.	100	48
Tibco Software Inc.	1,500	22,395
Tower Automotive Inc.	2,000	18,060
Transocean Sedco Forex F	300	10,156
Travelocity.com Inc.	50	1,435
TRW Inc.	23	852
Tyco Intl Ltd. New	730	43,010
U S Interactive Inc.	95	—
UAL Corp	240	3,240
Ultramar Diamond Shmkxxx	260	12,865
Unibanco-uniao Bncs Gdrf	100	2,230
Unit Corp	200	2,580
United Parcel Service B	357	19,478
US Bancop Del New	342	7,155
USEC Inc.	400	2,864
USinternetworking Inc.	1,925	385
USX-Marathon Group	200	6,000
Valero Energy Corp New	230	8,768
Varian Semiconductor Equipment	270	9,339
Vast Solutions Inc. Cl B1	128	1
Vast Solutions Inc. Cl B2	128	1
Vast Solutions Inc. Cl B3	128	4

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Vectron Corp.	246	$5,906
Verisign Inc.	200	7,608
Veritas Software Co.	600	26,898
Verso Technologies Inc.	78	101
Verticalnet Inc.	135	189
Viacom Inc. Non Vtg. Cl B	108	4,768
Viant Corp.	725	1,211
Visteon Corp.	10	151
Vitesse Semiconductor Corp.	200	2,486
Vixel Corp. Del	25	46
Wal-Mart Stores Inc.	278	15,999
Walt Disney Holdings Company	603	12,485
Walgreen Co.	301	10,134
Wamex Holdings Inc.	1,000	11
Washington Mutual Inc.	65	2,126
WebMD Corp.	1,131	7,985
Webvan Group Inc.	6,100	2
Wells Fargo & Co	50	2,172
Wendy’s International Inc.	200	5,834
Whole Foods Mkt Inc.	300	13,068
Winstar Communications	50	1
Wireless Facilities Inc.	100	673
Worldcom Inc.	1,584	22,303
Worldcom Inc.—MCI Group	62	787
Xcel Energy Inc.	77	2,136
Xcelera Inc.	66	135
Xerox Corp.	273	2,845
Xin Net Corp.	200	62
X/O Communications Cl A	40	4
XTO Energy Inc.	150	2,625
Yahoo Inc.	598	10,609
Youbet Com Inc.	2,000	1,020
Zany Brainy Inc.	1,500	9
Zimmer Holdings Inc.	30	916

Total Personal Choice Account common and preferred stock	300,134	3,877,607

Personal Choice Account bonds:
U. S. Treasury Nts 5.750%, 4/30/03	5,000	5,220
Bell Tel Penn, 7.375%, 3/15/33	10,000	9,862
Dean Witter Disc 6.750%, 10/15/13	43,000	42,355
Delta Airlines 9.750%, 5/15/21	20,000	16,970
Deutsche Telekom 8.250%, 6/15/30	19,000	20,923

(Continued)

Schedule 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2001
Description of investment	Number of shares or face value	Fair value
Ford Motor Company 8.875%, 1/15/22	30,000	$31,626
Ford Motor Company 7.500%, 8/01/26	45,000	41,549
Georgia Pac Corp. 9.125%, 7/01/22	5,000	4,832
Hilton Hotels Corp. 7.000%, 7/15/04	5,000	5,005
Lehman Bros Hldg 7.875%, 11/01/09	5,000	5,372

Total Personal Choice Account bonds	187,000	183,714

Personal Choice Account money market funds:
Schwab Money Market Fund	1,985,739	1,985,739
Schwab Value Advantage Money Fund	365,881	365,881
MBNA Bank	10,000	10,439

Total Personal Choice Accont money market funds	2,361,620	2,362,059

Total Personal Choice Account investments	2,923,914	8,005,531

Participant loans (interest rate ranging from 6.0% to 10.5% and maturities ranging from 2002 to 2014)		311,945

		$22,325,013

*	Represents a party-in-interest

See accompanying independent auditors’ report.